Exhibit 99.1

Opera Limited to Hold 2022 Annual General Meeting on December 7, 2022

OSLO, Norway, October 28, 2022 /PRNewswire/ - Opera Limited (Nasdaq: OPRA), one of the world’s major browser developers and a leading internet consumer brand, today announced that it will hold its 2022 Annual General Meeting of shareholders (“AGM”) on December 7, 2022, at 10:00 Eastern Standard Time, at 33 Irving Place, New York, NY 10003, USA (WeWork, 3rd Floor, attention Matt Wolfson). The record date is November 1, 2022.

No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s American depositary shares (“ADSs”) to discuss Company affairs. A copy of the notice of the AGM is available at https://investor.opera.com/

About Opera

Opera is a global web innovator. Opera's browsers, gaming, Web3 and news products are the trusted choice of hundreds of millions of users worldwide. Opera is headquartered in Oslo, Norway and listed on the NASDAQ stock exchange (OPRA). Download the Opera browser from www.opera.com.

Learn more about Opera at investor.opera.com or on Twitter @InvestorOpera.

Investor Relations Contact:

Matthew Wolfson

investor-relations@opera.com or (+1) (917) 348-6447

For media enquiries, please contact: press-team@opera.com